Exhibit 99.1
News Release
Alexco to Release Fourth Quarter and Year End 2015 Results on March 23, 2016
March 15, 2016 ‑ Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) today advises that it will release its fourth quarter and year end 2015 financial results after close of  market trading on Wednesday, March 23, 2016 followed by an audio webcast conference call to review those results at 3:00 p.m. Eastern (12:00 p.m. Pacific) on Thursday, March 24, 2016.  To participate in the live call, please use one of the following methods:
Dial toll free from Canada or the US:	1-866-233-4585
Dial from outside Canada or the US:	1-416-640-5946
Live audio webcast:	www.alexcoresource.com
Participants should connect five to ten minutes before the call.
The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.  Through April 7, 2016, a replay of the call will be available by telephone at the following:
Dial toll free from Canada or the US:	1-866-245-6755
Dial from outside Canada or the US:	1-416-915-1035
Replay Passcodes:	Conference ID # 261440

About Alexco
Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory.  Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Contact

Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com
Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the timing of activities and reports.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.